UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AGCO CORPORATION

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

001084102

(CUSIP Number)

Joel F. Herold, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001084102

1	NAMES OF REPORTING PERSONS Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,676,552
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,676,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,676,552
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102

1	NAMES OF REPORTING PERSONS TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,087,009
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,087,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,087,009
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102

1	NAMES OF REPORTING PERSONS Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,485
	8	SHARED VOTING POWER 7,676,552
	9	SOLE DISPOSITIVE POWER 4,485
	10	SHARED DISPOSITIVE POWER 7,676,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,681,037
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 3.  Source and Amount of Funds or Other Consideration

Except for the 4,485 shares that Ms. Srinivasan (together with the Companies (as defined below), the “Reporting Persons”) holds directly and that were awarded to her under the AGCO Corporation 2006 Long-Term Stock Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans (as defined in Item 6 below), was the working capital of Tractors and Farm Equipment Limited (“TAFE”) or of TAFE Motors and Tractors Limited (“TAFE Motors and Tractors” and, together with TAFE, the “Companies”).  The Reporting Persons paid a total of $380,993,797.12 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares.  Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation 2006 Long-Term Stock Incentive Plan.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes.  The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations.  In addition, the Reporting Persons expect to acquire additional Common Stock pursuant to the Fourth Purchase Plan (as defined in Item 6 below) in the public markets, in privately negotiated transactions or otherwise and may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as discussed above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D; however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

See Item 6 for a description of the Fourth Purchase Plan adopted by TAFE and TAFE Motors and Tractors.

Item 5.  Interest in Securities of the Issuer

(a)  The aggregate percentage of shares reported owned on this Schedule 13D is based on 93,689,239 shares of Common Stock outstanding as of February 14, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 28, 2014.  As of the close of business on March 5, 2014, (i) TAFE beneficially owned 7,676,552 shares of Common Stock, which constituted approximately 8.2% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 2,087,009 shares of Common Stock, which constituted approximately 2.2% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 7,681,037 shares of Common Stock, which constituted approximately 8.2% of the Common Stock outstanding, including the 4,485 shares she holds in her individual capacity.  Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.  Each of the Companies disclaims beneficial ownership of the 4,485 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.  TAFE Motors and Tractors disclaims beneficial ownership of the 5,589,543 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(b)  For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	7,676,552	0	7,676,552
TAFE Motors and Tractors	0	2,087,009	0	2,087,009
Mallika Srinivasan	4,485	7,676,552	4,485	7,676,552

(c)  See Annex A hereto.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 31, 2012, the Companies and J.P. Morgan Securities LLC (the “Broker”) entered into a Rule 10b5-1 Purchase Plan Agreement (the “Initial Purchase Plan”), a copy of which is filed without its pricing information annex as Exhibit D to this Schedule 13D, relating to the purchase of Common Stock by the Broker on behalf of the Companies.  Any description of the Initial Purchase Plan included herein is qualified in its entirety by reference to Exhibit D.

On March 1, 2013, the Companies and the Broker terminated the Initial Purchase Plan and entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Second Purchase Plan”), a copy of which is filed without its pricing information annex as Exhibit E to this Schedule 13D, relating to the purchase of Common Stock by the Broker on behalf of the Companies.  The Second Purchase Plan terminated on August 31, 2013.  Any description of the Second Purchase Plan included herein is qualified in its entirety by reference to Exhibit E.

On August 12, 2013, the Companies and the Broker entered into a new Rule 10b5-1 Purchase Plan Agreement (the “First August 2013 Purchase Plan”), relating to the purchase of Common Stock by the Broker on behalf of the Companies.  On August 26, 2013 the Companies and the Broker amended and restated the First August 2013 Purchase Plan (as amended and restated, the “Third Purchase Plan”).  A copy of the Third Purchase Plan is filed without its pricing information annex as Exhibit H to this Schedule 13D.   The Third Purchase Plan terminated on November 14, 2013.  Any description of the Third Purchase Plan included herein is qualified in its entirety by reference to Exhibit H.

On February 10, 2014, the Companies and the Broker entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Fourth Purchase Plan” and, together with the Initial Purchase Plan, the Second Purchase Plan and the Third Purchase Plan, the “Purchase Plans”), relating to the purchase of Common Stock by the Broker on behalf of the Companies.  A copy of the Fourth Purchase Plan is filed without its pricing information annex as Exhibit I to this Schedule 13D.   The Fourth Purchase Plan terminates on the earliest to occur of (i) April 30, 2014, (ii) the completion of all purchases contemplated by the Fourth Purchase Plan, (iii) subject to certain conditions, the receipt by the Broker of TAFE’s written notice of voluntary or required termination of the Fourth Purchase Plan, (iv) the effective date of any merger, acquisition or similar transaction relating to the Issuer as a result of which the outstanding shares of Common Stock are to be exchanged for or converted into cash or other property (other than common equity securities of the Issuer), (v) the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer or either of the Companies under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official with respect to the Issuer or either of the Companies, or the taking of any corporate action by the Issuer or either of the Companies to authorize or commence any of the foregoing, or (vi) the breach by either of the Companies of certain provisions of the Fourth Purchase Plan and receipt of notice of such breach by the Broker. Any description of the Fourth Purchase Plan included herein is qualified in its entirety by reference to Exhibit I.

The Issuer holds a 23.75% interest in TAFE.  TAFE supplies tractors and components to the Issuer for sale in certain markets.

Item 7.  Material to Be Filed as Exhibits

Exhibit A*	Persons through whom Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies

Exhibit B†	Directors and Executive Officers of the Companies

Exhibit C*	Directors and Executive Officers of Amalgamations

Exhibit D*	Rule 10b5-1 Purchase Plan Agreement, dated August 31, 2012, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit E*	Rule 10b5-1 Purchase Plan Agreement, dated March 1, 2013, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit F*	Joint Filing Agreement, dated as of April 5, 2013, among the Reporting Persons

Exhibit G*	Limited Power of Attorney, dated as of April 5, 2013

Exhibit H**	Rule 10b5-1 Purchase Plan Agreement, dated August 26, 2013, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit I	Rule 10b5-1 Purchase Plan Agreement, dated February 10, 2014, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

 * Included by reference to the initial filing of this Schedule 13D, filed with the SEC on April 9, 2013.

**Included by reference to Amendment No. 1 to this Schedule 13D, filed with the SEC on November 8, 2013.

† Amends previous filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2014

TRACTORS AND FARM EQUIPMENT LIMITED,

by:	/s/ Joel F. Herold
Name: Joel F. Herold, attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED,

by:	/s/ Joel F. Herold
Name: Joel F. Herold, attorney-in-fact*

/s/ Joel F. Herold
Joel F. Herold, attorney-in-fact for Mallika Srinivasan*

* This Amendment No. 2 to Statement on Schedule 13D was executed by Joel F. Herold as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them and attached as Exhibit G to this Statement on Schedule 13D.

Annex A

The table below sets forth purchases of Common Stock by TAFE Motors and Tractors during the last 60 days.  All such purchases were effected pursuant to the Fourth Purchase Plan on the New York Stock Exchange.  All prices per share are exclusive of brokers’ fees and other administrative costs.

Date	Reporting Person who effected the purchase	Amount of Shares	Price Per Share ($) (net of commissions)
2/27/2014	TAFE Motors and Tractors	347,959	51.60 (1) (3)
2/28/2014	TAFE Motors and Tractors	60,729	51.86 (2) (3)

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.06 to $51.99.
(2)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $51.62 to $51.99.
(3)
The reporting person undertakes to provide to AGCO Corporation, any security holder of AGCO Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth for this row.

Transactions by TAFE during the last 60 days, not including transactions by TAFE Motors and Tractors: None.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.